TWIST BIOSCIENCE CORPORATION

681 Gateway Blvd. South San Francisco, CA 94080

December 12, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Chris Edwards, Office of Life Sciences Irene Paik, Office of Life Sciences

Re:	Twist Bioscience Corporation Acceleration Request

Acceleration Request

Requested Date:	December 13, 2019
Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

Twist Bioscience Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the Company’s Registration Statement on Form S-3 (File No. 333-234538), as amended, effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Andrew D. Thorpe, who is an attorney with the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. Thorpe at (415) 773-5970.

[Signature page follows]

Sincerely, TWIST BIOSCIENCE CORPORATION
By:	/s/ Mark Daniels Name: Mark Daniels Title: Chief Legal Officer, Secretary and Chief Ethics and Compliance Officer

cc:	Emily M. Leproust, Ph.D., Twist Bioscience Corporation

Andrew D. Thorpe, Esq., Orrick, Herrington & Sutcliffe, LLP

Melissa V. Frayer, Esq., Orrick, Herrington & Sutcliffe, LLP